

September 23, 2011

Via E-mail
David Keleher
Chief Financial Officer
Dynamics Research Corporation
Two Tech Drive
Andover, MA 01810

      Re: **Dynamics Research Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 28, 2011
              Form 8-K/A Filed September 16, 2011
              File No. 001-34135

Dear Mr. Keleher:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 6. Selected Financial Data, page 29

1.   We note your disclosure of "Return on invested capital." Please tell us how you considered providing a reconciliation, by schedule or other clearly understandable method, of how you arrived at this measure. In this regard we note that you have not disclosed the related income taxes nor have you disclosed the adjustment to "normalize for the investment made for acquisitions." As part of your response, please tell us what you mean by this statement. See Item 10(e)(1)(i) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 32

2.   We note your disclosure that as a result of the annual goodwill impairment test performed as of November 30, 2010, you determined that the carrying amount of the reporting unit did not exceed its fair value and, accordingly, did not record a charge for impairment. Please tell us the percentage by which fair value exceeded carrying value. In future filings, to the extent that the reporting unit's fair value is not substantially in excess of its carrying value as of your most recent step one test pursuant to ASC 350-20-35, we believe this disclosure should be provided. Alternatively, if your reporting unit is not at risk of failing step one, please disclose this in future filings.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 50

3.   We note that for fixed-price contracts, you recognize revenue primarily under the percentage-of-completion method. Please tell us the method(s) used in measuring extent of progress toward completion and how you considered providing this disclosure pursuant to ASC 605-35-50-2 and ASC 912-235-50-1(c).

4.   We note, based on your disclosures in the business section, that you provide software support and maintenance services. Please tell us whether such services are included in arrangements subject to contract accounting, e.g., percentage-of-completion, and tell us how they are accounted for. We refer you to paragraphs 55-74 and 55-75 of ASC 985-605.

5.   Please tell us whether your arrangements contain multiple elements and, if so, how your revenue recognition policy disclosures address these arrangements. In this regard, we note that your disclosures should describe the elements included in the multi-element arrangements and describe how you allocate the arrangement fee to each of those elements. As part of your response, please tell us how you considered ASU No. 2009-13 beginning in fiscal 2011.

Note 11. Employee Benefit Programs

Defined Benefit Pension Plan, page 63

6.   We note the disclosures provided on page 64 that discuss the changes made to the pension liability adjustment to reflect the "required liability" at the respective balance sheet dates. Please clarify what is meant by "required liability."

7.   Please tell us how your disclosures regarding the Pension Plan comply with the requirements set forth in paragraphs 50-1e and 50-1j of ASC 715-20-50.

Form 8-K/A Filed September 16, 2011

Exhibit 99.1

8.   We note you provided unaudited statements of income and cash flows for High Performance Technologies, Inc. for the six months ended June 30, 2011, but not the corresponding period of the preceding fiscal year, i.e., six months ended June 30, 2010. In this regard, please tell us how you considered Rule 3-05(b)(2)(iv) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Keleher
Dynamics Research Corporation
September 23, 2011
Page 4

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                            Sincerely,

                                            /s/ Patrick Gilmore

                                            Patrick Gilmore
                                            Accounting Branch Chief